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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 22, 2016 (June 16, 2016)

SOUTH STATE CORPORATION
(Exact name of registrant as specified in its charter)

Commission file number : 001-12669

South Carolina (State of incorporation)	57-0799315 (I.R.S. Employer Identification No.)
520 Gervais Street Columbia, South Carolina (Address of principal executive offices)	29201 (Zip Code)

(800) 277-2175
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement.

        On June 16, 2016, South State Corporation, a South Carolina corporation ("South State" or the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Southeastern Bank Financial Corporation, a Georgia corporation ("SBFC"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, SBFC will merge with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger. Immediately following the Merger, SBFC's wholly owned bank subsidiary, Georgia Bank & Trust Company of Augusta ("Georgia Bank & Trust"), will merge with and into the Company's wholly owned bank subsidiary, South State Bank (the "Bank Merger"), with South State Bank as the surviving entity in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of the Company and SBFC.

        Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), SBFC shareholders will have the right to receive 0.7307 shares (the "Exchange Ratio") of common stock, par value $2.50 per share, of the Company ("Company Common Stock") for each share of common stock, par value $3.00 per share, of SBFC ("SBFC Common Stock") (such amount, the "Merger Consideration").

        In addition, certain SBFC equity awards will vest and be settled in connection with the Merger based on the Merger Consideration, in each case, as provided for in the Merger Agreement. At the Effective Time, each stock option granted by SBFC will vest in full (to the extent unvested) and be converted into the right to receive a cash amount equal to the product of (i) the number of shares of SBFC Common Stock subject to such stock option immediately prior to the Effective Time and (ii) the excess, if any, of the product of (a) the average closing price per share for Company Common Stock for the ten full trading days ending on the day immediately preceding the closing date and (b) the Exchange Ratio (the "Cash Consideration Value"), over the exercise price of such option. Any stock options granted by SBFC with an exercise equal to or greater than the Cash Consideration Value will be cancelled for no consideration. Each award of restricted shares of SBFC Common Stock will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of SBFC Common Stock underlying such award.

        The Merger Agreement also provides, among other things, that at the Effective Time, one current member of either the SBFC Board of Directors or the Georgia Bank & Trust Board of Directors, as selected by the Company, will be appointed to the Company's Board of Directors. In addition, pursuant to the Merger Agreement, the Company will also invite the directors of Georgia Bank & Trust to serve as paid members of South State's regional advisory board for the Augusta, Georgia and Aiken, South Carolina region (the "Regional Advisory Board") for two years following the closing of the Merger.

        The Merger Agreement contains customary representations and warranties from both the Company and SBFC, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, each party's obligation, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement and the transactions contemplated therein, and, with respect to SBFC, its non-solicitation obligations relating to alternative acquisition proposals. The Company and SBFC have agreed to cooperate with each other and prepare and file, as promptly as possible, all applications, notices, petitions and filings to obtain all consents and approvals that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement.

        The completion of the Mergers is subject to customary conditions, including, among others, (1) the adoption of the Merger Agreement by the respective shareholders of the Company and SBFC, (2) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or the other transactions contemplated by the Merger Agreement or making the consummation of the Merger illegal, (3) authorization for listing on the NASDAQ Global Select Market ("NASDAQ") of the shares of Company Common Stock to be issued in the Merger, (4) the effectiveness of the registration statement on Form S-4 for the Company Common Stock to be issued in the Merger and (5) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Georgia Department of Banking and Finance, the South Carolina State Board of Financial Institutions and the South Carolina Office of the Commissioner of Banking. Each party's obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, the Company's obligation to complete the Merger is subject to the receipt by the Company of an executed advisory board member agreement with the Company from each member of the Board of Directors of Georgia Bank & Trust who desires to serve on the Regional Advisory Board.

        The Merger Agreement provides certain termination rights for both South State and SBFC and further provides that a termination fee of $14 million will be payable by SBFC to South State upon termination of the Merger Agreement under certain circumstances.

        The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding South State or SBFC, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding South State, SBFC, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of South State and SBFC and a prospectus of South State, as well as in the Forms 10-K, Forms 10-Q and other filings that each of South State and SBFC make with the Securities and Exchange Commission (the "SEC").

        In connection with the execution of the Merger Agreement, South State entered into employment agreements with certain key executives of SBFC, including its Chief Executive Officer Daniel Blanton and its President and Chief Operating Officer Ronald Thigpen, which employment agreements will be effective on and subject to the closing of the Merger. The employment agreements set forth the terms and conditions of each key executive's employment with the Company following the closing of the Merger and will supersede the existing employment agreements between such executives and Georgia

Bank & Trust. The employment agreement with Mr. Blanton provides that he will continue with the Company from the closing of the Merger until June 30, 2017 in a full-time capacity and from July 1, 2017 until June 30, 2019 in a part-time transitionary capacity, in the position of chair of the Regional Advisory Board and as a senior executive vice president of the Company. The employment agreement with Mr. Thigpen provides that he will continue with the Company from the closing of the Merger until April 30, 2017 in a full-time capacity and from May 1, 2017 until April 30, 2019 in a part-time transitionary capacity, in the position of vice chair of the Regional Advisory Board and as a senior executive vice president of the Company. The employment agreements contain restrictive covenants that prohibit the executives' competition with the Company during their employment with the Company for two years thereafter.

Item 8.01.    Other Events.

        Simultaneous with the execution of the Merger Agreement, each of the Company and SBFC entered into voting and support agreements (each, a "Voting and Support Agreement," and collectively, the "Voting and Support Agreements") with certain shareholders of SBFC, in which each such shareholder agreed, among other things, to vote the shares of SBFC Common Stock owned beneficially or of record by him or her in favor of the Merger and against any proposal made in competition with the Merger, as well as certain other customary restrictions with respect to the voting and transfer of his or her shares of SBFC Common Stock. The Voting and Support Agreements also include certain continuing covenants of each of the parties following the closing of the Merger, including restrictive covenants binding on the shareholder parties and registration rights binding on the Company. The foregoing description of the Voting and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreements, a form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

*                        *                         *

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        Statements included in this communication which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," and "intend," as well as other similar words and expressions of the future, are intended to identify forward looking statements. South State Corporation ("SSB") cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the definitive merger agreement between SSB and Southeastern Bank Financial Corporation ("SBFC"); the outcome of any legal proceedings that may be instituted against SSB or SBFC; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where SSB and SBFC do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; SSB's ability to complete the acquisition and integration of SBFC successfully; credit risk associated with an obligor's failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed; interest risk involving the effect of a change in interest rates on both the bank's earnings and the market value of the portfolio equity; liquidity risk affecting the bank's ability to meet its obligations when they come due; price risk focusing on changes in market factors that may affect the value of traded instruments in "mark-to-market" portfolios; transaction risk arising from problems with service or product delivery; compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; strategic risk resulting from adverse business decisions or improper implementation of business decisions; reputation risk that adversely affects earnings or capital arising from negative public opinion; terrorist activities risk that results in loss of consumer confidence and economic disruptions; cybersecurity risk related to SSB's dependence on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, subjects the company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events; economic downturn risk resulting changes in the credit markets, greater than expected noninterest expenses, excessive loan losses and other factors and the implementation of federal spending cuts currently scheduled to go into effect; and other factors that may affect future results of SSB and SBFC. Additional factors that could cause results to differ materially from those described above can be found in SSB's Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the Securities and Exchange Commission (the "SEC") and available in the "Investor Relations" section of SSB's website, http://www.southstatebank.com, under the heading "SEC Filings" and in other documents SSB files with the SEC, and in SBFC's Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the SEC and in other documents SBFC files with the SEC.

        All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SSB nor SBFC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

        In connection with the proposed transaction between SSB and SBFC, SSB will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of SSB and SBFC and a Prospectus of SSB, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving SSB and SBFC will be submitted to SBFC's shareholders and SSB's shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SSB AND SHAREHOLDERS OF SBFC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about SSB and SBFC, without charge, at the SEC's website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to South State Corporation,

520 Gervais Street, Columbia, South Carolina 29201, Attention: John C. Pollok, Senior Executive Vice President, CFO and COO, (800) 277-2175 or to Southeastern Bank Financial Corporation, 4487 Columbia Road, Martinez, Georgia 30907, Attention: Darrell R. Rains, Executive Vice President and Chief Financial Officer, (706) 738-1378.

PARTICIPANTS IN THE SOLICITATION

        SSB, SBFC, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SSB's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 4, 2016, and certain of its Current Reports on Form 8-K. Information regarding SBFC's directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 30, 2016, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.    Financial Statements and Exhibits.

(d)
Exhibits.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of June 16, 2016, by and between Southeastern Bank Financial Corporation and South State Corporation*
99.1	Form of Voting and Support Agreement

*
The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. South State agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or similar attachment upon request.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH STATE CORPORATION
By:	/s/ JOHN C. POLLOK
John C. Pollok Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer

Date: June 22, 2016

 EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of June 16, 2016, by and between Southeastern Bank Financial Corporation and South State Corporation*
99.1	Form of Voting and Support Agreement

*
The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. South State agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or similar attachment upon request.

QuickLinks

  Item 1.01. Entry into a Material Definitive Agreement.
  Item 8.01. Other Events.
  Item 9.01. Financial Statements and Exhibits.
SIGNATURE
EXHIBIT INDEX